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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 1)



                                TIMELINE, INC.
                   -----------------------------------------
                               (Name of Issuer)




                                 COMMON STOCK
                   -----------------------------------------
                        (Title of Class of Securities)




                                  887336 10 5
                   -----------------------------------------
                                (CUSIP Number)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 887336 10 5              SCHEDULE 13G               PAGE 2 OF 4 PAGES
                                (Amendment No. 1)
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   1)     NAMES OF REPORTING PERSONS...................... CHARLES R. OSENBAUGH
          S.S. OR I.R.S. I.D. NOS. OF REPORTING PERSONS
             (Voluntary)..................................

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  #2)     CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP.
          (a)   [   ]
          (b)   [   ]

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   3)     SEC USE ONLY

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   4)     CITIZENSHIP OR PLACE OF ORGANIZATION ................. U.S. CITIZEN

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          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                       5)     SOLE VOTING POWER................. 409,037(1)

                       --------------------------------------------------------
                       6)     SHARED VOTING POWER............... -0-

                       --------------------------------------------------------
                       7)     SOLE DISPOSITIVE POWER............ 409,037(1)

                       --------------------------------------------------------
                       8)     SHARED DISPOSITIVE POWER.......... -0-

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   9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON ..................................... 409,037(1)

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  10)     [X] CHECK BOX IF AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES.(2)

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  11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9........ 12.64%(2)

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 #12)     TYPE OF REPORTING PERSON .............................. IN

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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The 409,037 shares beneficially owned by Reporting Person include (a) 13,276 shares subject to options exercisable by Reporting Person within 60 days of the date of hereof, (b) 17,325 shares subject to fully-vested warrants granted to Reporting Person in connection with certain issuer loan guarantees, and (c) 75,000 shares subject to options granted to Reporting Person and vesting incrementally based on specified closing price of over-the-counter trading of Issuer's common stock, i.e. vested 50% when traded closes at or above $3, and 50% when trading closes at or above $5, for ten consecutive days. Does not include 15,015 shares held in an individual requirement account belonging to reporting Person's spouse, for which shares Reporting Person disclaims beneficial interest.

(2) Calculated in accordance with Exchange Act Rule 13-d-3; based on 3,236,211 shares of common stock, consisting of 3,130,610 shares outstanding as of close of business on January 15, 1998 (as reflected in Issuer's Form 10-QSB for the quarter ended December 31, 1997) and 105,601 shares subject to options and warrants granted to Reporting Person and exercisable within 60 days of the date of this Amendment to Schedule 13G.


#See Instructions.

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CUSIP NO. 887336 10 5             Schedule 13G                 Page 3 of 4 Pages
                               (Amendment No. 1)


ITEM 1. (a) Issuer ................................ TIMELINE, INC.

        (b) Principal Executive Offices ........... 3055-112TH AVENUE NE
                                                    SUITE 106
                                                    BELLEVUE, WASHINGTON 98004

ITEM 2. (a) Person Filing ......................... CHARLES R. OSENBAUGH

        (b) Principal Business Office/Residence ... c/o TIMELINE, INC.
                                                    3055-112TH AVENUE NE
                                                    SUITE 106
                                                    BELLEVUE, WASHINGTON 98004

        (c) Citizenship ........................... US CITIZEN

        (d) Title of Class of Securities .......... COMMON STOCK

        (e) CUSIP Number .......................... 887336 10 5

ITEM 3. Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) By:
        (a) [ ] Broker or Dealer registered under Act Section 15
        (b) [ ] Bank as defined in Act Section 3(a)(6)
        (c) [ ] Insurance Company as defined in Act Section 3(a)(19)
        (d) [ ] Investment Company registered under Section 8, Investment Company Act
        (e) [ ] Investment Adviser registered under Section 203, Investment Advisers Act
        (f) [ ] Employee Benefit Plan, Pension Fund subject to the provisions of the Employee Retirement Income Security Act of 1974, or Endowment Fund
        (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G)
        (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

ITEM 4. Ownership of More than Five Percent of Class:

        (a) Amount beneficially owned ............. 409,037(1)

        (b) Percentage of class ................... 12.64%(2)

        (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct
                the vote .......................... 409,037(1)

           (ii) shared power to vote or to direct
                the vote .......................... -0-

          (iii) sole power to dispose of or
                direct disposition ................ 409,037(1)

           (iv) shared power to dispose of or
                direct disposition ................ -0-


(1) The 409,037 shares beneficially owned by Reporting Person include (a) 13,276 shares subject to options exercisable by Reporting Person within 60 days of the date of hereof, (b) 17,325 shares subject to fully-vested warrants granted to Reporting Person in connection with certain issuer loan guarantees, and (c) 75,000 shares subject to options granted to Reporting Person and vesting incrementally based on specified closing price of over-the-counter trading of issuer's common stock, i.e., vested 50% when trading closes at or above $3, and 50% when trading closes at or above $5, for ten consecutive days. Does not include 15,015 shares held in an individual retirement account belonging to Reporting Person's spouse,for which shares Reporting Person disclaims beneficial interest.

(2) Calculated in accordance with Exchange Act Rule 13d-3; based on 3,236,211 shares of common stock, consisting of 3,130,610 shares outstanding as of close of business on January 15, 1998 (as reflected in issuer's Form 10-QSB for the quarter ended December 31, 1997) and 105,601 shares underlying stock options and warrants granted to Reporting Person and exercisable within 60 days of the date of this Amendment to Schedule 13G.

CUSIP NO. 887336 10 5             Schedule 13G               Page 4 of 4 Pages
                                (Amendment No. 1)


ITEM 5.   Ownership of Five Percent or Less of Class.........[NOT APPLICABLE]

ITEM 6.   Ownership of More than Five Percent of Class on
           Behalf of Another.................................[NOT APPLICABLE]

ITEM 7.   Identification and Classification of Subsidiary Which
          Acquired Security Being Reported on By Parent Holding
          Company filing under Rule 13d-1(b)(ii)(G)..........[NOT APPLICABLE]

ITEM 8.   Identification and Classification of Members of Group
          Filing under Rule 13d-1(b)(ii)(H)..................[NOT APPLICABLE]

ITEM 9.   Notice of Dissolution of Group.....................[NOT APPLICABLE]

ITEM 10.  Certification Pursuant to Rule 13d-1(b)............[NOT APPLICABLE]


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                FEBRUARY 13, 1998
                                        ----------------------------------
                                                      Date

                                      X      /s/ CHARLES R. OSENBAUGH
                                        ----------------------------------
                                                    Signature

                                               CHARLES R. OSENBAUGH
                                        ----------------------------------
                                                    Name/Title